[DELL INC. LETTERHEAD]
August 11, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 4561
Washington, D.C. 20549
Attn: Katherine Wray

Re:	Dell Inc. Registration Statements on Form S-1 — Acceleration Request Registration Numbers: 333-151459, 333-151463 and 333-151460
Ms. Wray:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Dell Inc. (the “Company”) hereby respectfully requests that the effective time of the above-referenced Registration Statements, as amended, be accelerated to 1:00 p.m., Washington, D.C. time, on August 12, 2008, or as soon thereafter as practicable.
     The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the registration of securities specified in the above-referenced Registration Statements, and the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statements; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 11, 2008

     If you have any questions regarding this request, please contact Mark E. Betzen of Jones Day at (214) 969-3704.

Very truly yours, Dell Inc.
By:	/s/ Janet B. Wright
Janet B. Wright
Director Corporate Legal

cc:	Robert Potts, Dell Inc. Robert L. Estep, Jones Day Mark E. Betzen, Jones Day